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                               January 6, 2021

       James Pekarek
       Executive Vice President and Chief Financial Officer
       Agiliti, Inc.
       6625 West 78th Street, Suite 300
       Minneapolis, MN 55439

                                                        Re: Agiliti, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
4, 2020
                                                            CIK No. 0001749704

       Dear Mr. Pekarek:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement filed December 23, 2020

       Prospectus Summary, page 1

   1. In response to our prior comment two, you disclose the aggregate increase in revenue for your top 50 customers
that experienced the largest growth in revenue. Because you
                                                        disclose this on an
aggregate basis, it is unclear if the amount of the increase in revenue is due to significant
increases by a few companies or smaller increases by all 50 companies, and it is not clear how
this statistic is helpful to investors. Please revise to disclose the average amount or
average percentage increase for these 50 companies. If you wish to disclose the total
aggregate increase, please provide context for your statement so that investors know whether
the top 50 companies shared equally in this increase.
 James Pekarek
FirstName
Agiliti, Inc.LastNameJames Pekarek
Comapany
January      NameAgiliti, Inc.
          6, 2021
January
Page 2 6, 2021 Page 2
FirstName LastName
Recent Developments, page 11

2. We note your disclosure that it is possible that you or your independent registered public accounting firm may identify items that could require adjustments to the financial information presented, and "any resulting changes could be material." Please remove the statement that your results could differ materially, or remove the presentation of these estimates from your filing. Please also provide qualitative disclosure that gives investors a sense of how your costs and expenses were impacted in the fiscal year ended December
         31, 2020, with a view to understanding whether there were any material trends that differed from your historical results to put the quantitative amounts you are providing into context.
Executive Compensation
Compensation Discussion and Analysis, page 96

3. Please include a discussion of the equity awards awarded to the named executive officers in 2020. Please ensure that the disclosure includes all material elements of the awards, including how the equity awards are structured and implemented to reflect items of corporate performance and whether discretion can be exercised absent attainment of the relevant performance goals.
Annual Performance-Based Incentive Compensation, page 99

4. Please revise to disclose the value of the defined revenue target and defined Adjusted
         EBITDA target for fiscal year 2020. We also note that the targets were defined using an established subset of total revenue and a subset of operational performance. Please disclose how these performance targets are calculated from your audited financial statements. Please also explain whether the performance targets are weighted equally in determining the actual payout, as this is unclear from your current description of the matrix used to determine the payout amount. Refer to Instruction 4 to
Item 402 of
         Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations 118.04
         and 118.08.
5. We note your disclosure in the 2020 Grant of Plan-Based Awards Table that payouts are made between the threshold, which is 50% of the target level, and the maximum, which is
         200% of the target level. Please explain why the matrix uses a percentage achievement of zero to 200% for the defined Adjusted EBITDA target, and how the matrix reflects the fact that the performance metric must be at least 50% of the target level before awarding a payout under the non-equity incentive plan. Please also explain the range that is used for the revenue target, as the current disclosure only addresses the Adjusted EBITDA target.
 James Pekarek
FirstName
Agiliti, Inc.LastNameJames Pekarek
Comapany
January      NameAgiliti, Inc.
          6, 2021
January
Page 3 6, 2021 Page 3
FirstName LastName
       You may contact Scott Anderegg at 202-551-3442 or Erin Jaskot at 202-551-3442 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services